

OFFERING MEMORANDUM

facilitated by



Bloom Foods, LLC

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	Bloom Foods, LLC
State of Organization	TX
Date of Formation	10/19/2019
Entity Type	Limited Liability Company
Street Address	1903 Commonwealth St Apt 3, Houston TX, 77006
Website Address	https://eatbloom.com/

(B) Directors and Officers of the Company

Key Person		Chester Chambers
Position with the Company		
	Title	Founder
	First Year	2019
Other business experience (last three years)		**Global Lubricants Network Modeler** (ExxonMobil Fuels & Lubricants, 06/17 - 10/19) Modeled global supply chain projects to identify savings and optimization opportunities.

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Chester Chambers	100%

(D) The Company's Business and Business Plan

What people are saying:

"I traveled to South Padre Island via Houston from New Orleans last week to stay for seven days celebrating our 50th anniversary. Needed to find vegan food to bring with me. I did not want to be in the kitchen cooking and missing beach time. My son and his fiancé, they live in Houston, had a burger at Bloom Foods Pop Up and recommended them to me. I checked out the website and without a doubt knew that this food was special. I contacted Chester, who is an awesome chef, and ordered 14 frozen burgers, 4 servings of sweet potatoes, three servings of regular fries and freshly baked buns. All food is pre-cooked!
Picked up my order and had to try a burger. The Lemon Oyster Mushroom burger is scrumptious! The sauces that Bloom Foods uses truly compliments the flavor. I could go on and on about how delicious these burgers are. So off to the beach. I packed everything in dry ice, my husband and I had a burger everyday along with some of the fries. Not sure if I can live without these burgers. Hoping that Bloom Foods will start shipping them to me and to vegans everywhere.
Check Bloom Foods' menu and start feasting on these burgers. You will be happy to meet Chester. His food is made with love!" - Brenda Marcev Yokum

"Came across Bloom Foods at the Urban Heights Farmers Market and thank God I did. Their food is HEAVENLY. Out of body experience. Pure joy. Service and presentation are wonderful too." - Ambereen Siddiqui

Target Market

The Bloom customer is between the ages of 25-54, and their income is over $60k/year. They are not necessarily vegan or vegetarian, although they may be. More often than not, they are plant-based, or they like vegan food and want to eat healthier when it is available.

- They do not like to spend a lot of time in the kitchen. They tend to eat out, take meals home, or buy meals and products that minimize their cooking and clean up times.
- They live in the greater Houston area. Vegans, vegetarians, and plant-based diners will travel to support their favorite vegan restaurants. Vegan restaurants are not limited to the customers in their immediate area, like other fast casual restaurants may be.

The Team

Chester Chambers, Founder - Head Chef

Chester Chambers is a chemical engineer turned plant-based chef. He studied at MIT before moving to Houston, TX to work at ExxonMobil. There he worked in process design, software product management, and supply chain modeling and optimization. When he learned about whole foods and plant-based eating, he dedicated his time to studying the local food systems in Houston with the goal of bringing delicious plant-based food to the city. He works with many of the farms that he interviewed while co-producing the documentary "Trip Around the Sun."

Paige Daniels, General Manager

Paige graduated from the Art Institute of Houston with a BS in Fashion and Retail Management. With many years of experience in management, recruiting, and sales, Paige has developed a passion for people and customer satisfaction - making her role as Bloom's General Manager perfect. Paige acquired a strong background in leadership and sales with her time spent at BHLDN. In her role as a Bridal Stylist, she was ranked the highest performing stylist, generating over $175,000 in appointment sales in a 6-month period. She also held the position of Bridal Manager at BHLDN where she led, developed and managed the bridal stylist team that produced over 50% of the store's sales volume with in-appointment sales. After her time with BHLDN, Paige transitioned into staffing and recruiting, which allowed her to refine her sales skills and gain experience in HR processes. Now as the General Manager she is a key decision maker for Bloom Foods. She oversees hiring and staffing, manages the calendar, schedules Internet marketing, runs front of house, and assists with the development and production of recipes.

How We Started

When Chester Chambers learned what it meant to be plant-based in 2017, he was introduced to organic, quality foods at Houston's Urban Harvest Farmers Market. When he looked for the same quality while eating out, he realized the places with suitable options were too expensive, took too long, or just did not exist. Chester and Paige Daniels started serving hand-crafted burgers made from local ingredients in October 2019. Their pop-up started to gain traction, but in March 2020 sales died down because of the pandemic. They took the downtime as an opportunity to get to know their local farmers, and they used ingredients from the farms to invent a new burger every week.

Our Mission

Our mission is to serve plant-based food with intention to the city of Houston.

- Chester and Paige Daniels started serving hand-crafted burgers made from local ingredients in October 2019. Their pop-up started to gain traction, but in March 2020 sales died down because of the pandemic. They took the downtime as an opportunity to get to know their local farmers, and they used ingredients from the farms to invent a new burger every week.
- Now, the Bloom team serves an evergreen menu of plant-based burgers, nuggets, and fries at pop-ups around Houston. We are building community and creating a foundation to open our first successful vegan restaurant in Houston where we can serve our food with intention

Our Story

Bloom Foods is a plant-based vegan food truck located in Houston, TX. We are looking to raise $25-36k in start-up funds to get our food truck on the road and operating at a steady state.

- There is a gap in the vegan market in Houston that Bloom is ready to fill. Our food is made with high quality local ingredients, and our menu changes seasonally to adjust with farmers and flavors.
- We will serve biscuits, pancakes, tacos, nuggets, and our well-known burgers six days per week. We will also sell frozen packaged burgers, nuggets, and sauces on our truck and through our wholesale partners.

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 2 employees. The Company may hire or discharge employees in the

future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$25,000
Offering Deadline	November 26, 2021

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$36,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Smallwares	$700	$1,040
Truck Wrap	$2,500	$3,000
Commercial Food Processor	$1,000	$1,800
Initial Inventory	$5,750	$8,000
Inspections	$500	$800
Staffing	$7,250	$10,000
POS	$700	$1,000
Generator	$1,100	$1,200
Patty Machine	$4,000	$7,000
Mainvest Compensation	$1,500	$2,160
TOTAL	$25,000	$36,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the

offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	1.2 - 1.7%[2]
Payment Deadline	2025-10-01
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.65 x 1.6 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	0.86%

---

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 1.2% and a maximum rate of 1.7% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$25,000	1.2%
$27,750	1.3%
$30,500	1.4%
$33,250	1.6%
$36,000	1.7%

[3] To reward early participation, the investors who contribute the first $5,000.0 raised in the offering will receive a 1.65x cap. Investors who contribute after $5,000.0 has been raised in the offering will receive a 1.6x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document

called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	0
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Chester Chambers	100%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed. MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest to acquire an interest.

(P) Indebtedness of the Company

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

Forecasted milestones

Bloom Foods forecasts the following milestones:

- Secure lease in Houston, TX by 4Q2022.

- Achieve $35,000 revenue per month by June 2022.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Bloom Foods's fundraising. However, Bloom Foods may require additional funds from alternate sources at a later date.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$600,000	$660,000	$706,200	$741,510	$763,755
Cost of Goods Sold	$150,000	$215,600	$230,692	$242,226	$249,492
Gross Profit	$450,000	$444,400	$475,508	$499,284	$514,263
EXPENSES					
Rent	$26,500	$27,162	$27,841	$28,537	$29,250
Utilities	$9,000	$9,225	$9,455	$9,691	$9,933
Salaries	$125,300	$124,300	$133,001	$139,651	$143,840
Insurance	$18,000	$18,450	$18,911	$19,383	$19,867
Repairs & Maintenance	$5,000	$5,125	$5,253	$5,384	$5,518
Legal & Professional Fees	$1,200	$1,230	$1,260	$1,291	$1,323
Gas	$6,000	$6,150	$6,303	$6,460	$6,621
Credit Card Processing	$12,500	$15,375	$15,759	$16,152	$16,555
Packaging	$21,000	$21,525	$22,063	$22,614	$23,179
Marketing	$8,000	$8,200	$8,405	$8,615	$8,830
Operating Profit	$217,500	$207,658	$227,257	$241,506	$249,347

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post

the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0.00	$0.00
Cash & Cash Equivalents	$850.35	$265.93
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$14,688.20	$3,548.30
Cost of Goods Sold	$3,560.28	$1,797.05
Taxes Paid	$603.21	$32.00
Net Income	$4,307.68	$-1,178.12

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V